Letter of Intent

November 12, 2004

Reference: Acquisition of Assets of Parker Productions

The parties: Signature Leisure, Inc. (hereinafter referred to as "SGLI"), a Colorado based corporation and Parker Productions (hereinafter referred to as "PARKER"), a sole proprietorship operating in the state of Florida as a modeling/event planning and staffing company.

This Letter of Intent outlines certain terms, subject to certain conditions set forth below, pursuant to which Signature Leisure, Inc. (SGLI) and Parker Productions (PARKER) propose to effect n acquisition by SGLI of all of the working assets used in the operations of PARKER including the website www.parkerproductions.com, the contact list and files of PARKER's models and clients, as well as use of the name of "Parker Productions". The proposed transaction (the "Acquisition") is intended to be a "purchase" in accordance with Generally Accepted Accounting Principles ("GAAP") and regulatory standards governing such a transaction.

1. The Proposed Acquisition. The terms of the Acquisition are generally expected to provide as follows:

   1.1   Parker Productions assets will be acquired by SGLI. The terms and conditions of the transaction will be subject to such adjustments as the parties may agree in the definitive acquisition agreement (the "Agreement").

   1.2   Upon the closing of the acquisition of assets, it is intended that SGLI will have completed the following activities:

      1.2.1   The Purchase Price shall be $20,000 cash at closing

      1.2.2   Structured an agreement to pay 2% of net profits of the Parker Productions division to Jill Reynolds for as long as SGLI owns Parker Productions OR for a minimum of 10 years, whichever period of time is longer.

      1.2.3   Ear-marked $20,000 cash as "seed capital" for use within the Parker Productions division of SGLI

2. Expenses. SGLI will be responsible for payment of all of SGLI's expenses incurred by it and relating to the proposed Acquisition, and PARKER shall be responsible for payment of all PARKER expenses incurred by it and relating to the proposed Acquisition.

3. Subject to Definitive Agreement. Consummation of the Acquisition shall be subject to the negotiation, execution and delivery of the Agreement. To that end, the parties hereto shall endeavor, in good faith, to negotiate the Agreement setting forth all of the terms and conditions of the contemplated transaction. The Agreement shall include, among other provisions, representations, warranties, covenants and indemnification, by both SGLI and PARKER, of the type customary in a stock-for-stock acquisition agreement in which a publicly-held company is acquiring a privately company. The agreement shall further set forth the terms of the Acquisition and including, but not limited to, the structure of the Acquisition and the requirement for the preparation and filing of all the necessary materials with the SEC if any filings are required. The Agreement shall also contain, among other things, the following conditions which must be satisfied before the parties become obligated to effect a closing of the Acquisition (the "Closing"):

   3.1   Approval of the Board of Directors of both SGLI and PARKER.

Letter of Intent

3.2   Unrestricted due diligence with respect to business and financial statements of both SGLI and PARKER, effected with the assistance of their respective independent accounting firms and legal counsel, the results of which examination shall be satisfactory to each respective party.

3.3   Receipt of all approvals, authorizations and clearances needed from any governmental and regulatory authority.

3.4   No material adverse change in the regulatory status, conditions, assets, operations or business of SGLI between the date of the Agreement and the date of the Closing.

3.5   SGLI having timely filed all reports with the SEC required by Sections 13 or 15(d) of the Securities and Exchange Act of 1934 (the '34 Act) in compliance with all current rules and regulations of the SEC.

3.6   SGLI shall not have received any notices of suspensions with respect to the trading of its shares of common stock in the public markets or with respect to any investigation, whether private or public, by the SEC, NASD, Nasdaq or any other governmental or quasi-governmental organization.

4.   Definitive Agreement. Upon the acceptance of this letter by SGLI and PARKER, the parties will promptly negotiate, in good faith, the terms of a definitive agreement (the "Definitive Agreement"). The Definitive Agreement will be in a form customary for transactions of this type and will include, in addition to those matters specifically set forth in this letter, customary representations, warranties, indemnities, covenants and agreements of the SGLI and PARKER, customary conditions of closing and other customary matters.

5.   Investigative Due Diligence. Both the execution of the Agreement and the consummation of the Acquisition shall be contingent upon completion of due diligence by SGLI and PARKER, the results of which shall be satisfactory to both parties. Each party will permit the other's accounting, legal and other representatives to conduct an examination of any and all matters reasonably requested. Each party will also cause to be made available to the other, such of its officers, directors, employees, attorneys, accountants, advisors, consultants, and other representatives as such other party may wish to consult.

6.   Public Announcements. Subject to applicable law, any public announcement relating to this transaction will be mutually agreed upon and jointly made by the parties.

Letter of Intent

7. Confidential Information. All parties to this Agreement, including advisors, associates and consultants, agree to keep confidential any and all information relating to the parties and the contemplated transaction described herein, until such information has been released to the public in the form of a press release.

8. Termination. This letter and the obligations contained herein will be terminated, with the exception of Paragraphs 2 and 7, unless the letter is signed and entered into by November 15, 2004 at 5:00pm EST. The parties may agree to an extension or if unable to agree to terms this letter shall be without further force or effect.

9. Governing Law. This letter shall be governed and construed in accordance with the laws of the State of Florida, without regard to laws relating to conflicts of interest.

10. Closing Date. The closing is proposed to take place on or before March 1, 2005 at a time mutually agreeable to Buyer and Seller.

It is understood by the parties hereto that this letter of intent is intended to describe the terms that are the essence of a definitive and binding agreement. However, until such a definitive agreement is negotiated, executed and delivered by the parties neither party is committed to consummate the Acquisition.

If the forgoing represents your agreement to the matters addressed herein, please sign and return to us the duplicate of this letter enclosed herewith. This letter may be executed in more than one counterpart, all of which taken together shall constitute one and the same document.

Very truly yours,
Signature Leisure, Inc.

Stephen W. Carnes, President/CEO
Signature Leisure, Inc.

Accepted and Agreed:
Parker Productions



Jill Reynolds
Parker Productions